Mail Stop 4561

January 29, 2007

<u>Via U.S. Mail and Fax (407) 251-8455</u>
Mr. Malcolm J. Wright
Chief Executive Officer and Chief Financial Officer
American Leisure Holdings, Inc.
2460 Sand Lake Road
Orlando, FL 32809

>   RE: **American Leisure Holdings, Inc.**
>   **Form 10-KSB for the fiscal year ended December 31, 2005**
>   **Filed March 31, 2006**
>   **File No. 333-48312**

Dear Mr. Wright:

        We have reviewed your response letter dated January 8, 2007 and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2005

General

1. In response to several of our comments you indicate that you have revised your disclosure in response to our comments. Since you have not yet filed an amendment to incorporate these revisions, please understand that we will need to review such revisions and may have further comment.

Consolidated Statements of Cash Flows, page F-4

2. We read your response to comment 5. The rollforward of the amounts disclosed
    in your financial statements and in your response related to beginning of the year
    unpaid interest, interest expense incurred and total interest paid during the year do
    not reconcile with the amount of unpaid interest at December 31, 2005. Please
    clarify whether total interest paid, as reported in your statements of cash flows,
    excludes $2.2 million of capitalized interest which was also paid during the year.
    If so, please revise to include such amount in your disclosure of total interest paid
    or further explain to us why such amount is properly excluded.

Note 4 – Acquisitions, page F-14

3. Please provide us with an analysis of AWT's rights and obligations under the
    management agreement and what rights and obligations you have retained as a
    result of the management agreements. In your response, please also address the
    following items:

    a) Please clarify whether this arrangement is representative of a franchise
        arrangement whereby you receive a fee from AWT in exchange for AWT's
        use of the TraveLeader brand name. If so, please explain to us how this fee is
        computed and the amount of franchise fee income recognized in your
        consolidated financial statements.

    b) To the extent AWT manages your operations of the TraveLeaders business,
        please confirm to us that you are consolidating the operations of the entire
        TraveLeaders business. In this regard, please explain to us why you are not
        consolidating the gross revenues and expenses of the TraveLeaders business.
        In your response, please tell us the amount of income and expense recognized
        in your financial statements. Please cite the relevant accounting literature that
        supports your accounting.

4. Your response to prior comment 9 indicates that the acquired set includes
    employees, however, your response to comment 12 states that AWT hires its own
    employees that operate TraveLeaders. Your response to our initial comment
    indicated that TraveLeaders is a brand name and not an entity. Please respond to
    this comment by reconciling these statements and provide us with a clear view as
    to what was included in the acquired set from AWT, what services are performed
    by AWT under the management agreement and the nature of your continuing
    involvement with the TraveLeaders business from the date of acquisition through
    the date ALEC began operating the business.

5. We read your response to prior comment 15. Based on your disclosure and
    responses to our prior comments, it is our understanding that you do not actually
    operate the business being conducted under the TraveLeaders tradename but
    rather receive a fee from AWT in exchange for allowing their use of the

tradename, similar to that of a franchisor / franchisee relationship. As such, please provide us with a sufficiently detailed analysis as to how you considered each of the criteria in paragraph 17 of SFAS 131 in determining the similar economic characteristics based on your use of the TraveLeader tradename and the remaining businesses included in the Travel segment.

6. Your response to prior comment 16 indicates that the fair value of the TraveLeaders' business exceeded the carrying amount. Paragraph 27(b) of SFAS 142 requires that the fair value of the reporting unit, which you have already represented is at the travel segment level, must exceed the carrying amount by a substantial margin. Please clarify at what level you performed your impairment assessment.

7. Notwithstanding our comments above, please provide us with your analysis which supports that the fair value of the reporting unit exceeds the carrying amount of the reporting unit by a substantial margin. Refer to paragraph 27(b) of SFAS 142

Note 8 – Investment in Senior Secured Notes, page F-18

8. Your response to prior comment 17 indicates that in December 2004 you still estimated collection on the notes in excess of their carrying value. Based on your response to comments 17 – 19 we understand that you now consider the CNG Note to be that of a contingent obligation that is contingent on your receipt of the proceeds under the note receivable from AWT. Please clarify how you evaluated the collectibility of the note receivable from AWT at December 31, 2005 and further describe the change in circumstances during 2006 that led to your determination that the entire amount recorded as of December 31, 2006 was uncollectible. Refer to paragraphs 22-23 of SFAS 5.

9. We have reviewed your response to prior comment 19. We note that the CNG note is a 5 year note originally entered into in February 2004. Please clarify to us how the terms of the note provide for the expiration of the term (i.e. what happens in February 2009 if the CNG note is still unpaid). In this regard, please tell us and revise your disclosure to describe the rights of CNG as a creditor in this arrangement in the event you and AWT are unable to pay under the terms provided in the arrangement.

Warrants, page F-23

10. We read your response to comment 23. Throughout your response and revised disclosure we note that "the Company authorized the issuance of warrants" but it is not clear whether these warrants were actually issued. Please revise to disclose whether the referenced warrants were actually issued, as indicated for all other issuances during the year.

11. Your response to comment 25 indicates that the maximum number of common shares that you could be required to issue upon the conversion of your preferred stock is 10,760,793. Paragraph 19 of EITF 00-19 requires you to compare (1) the number of current authorized but unissued shares, less the maximum number of shares that could be required to be delivered during the contract period under existing commitments with (2) the maximum number of shares that could be required to be delivered under share settlement of the contract. As requested in comment 22, please further explain to us how the conversion price resets to the extent the market price of your common stock falls below $1.00 per share and provide hypothetical examples for each of your series of convertible preferred stock. In your response, please also clarify how you calculated and determined, including a description of all assumptions used, that the maximum number of shares that you could be required to delivery under your convertible preferred stock instruments during the entire contract period is limited to 10.8 million shares.

12. Your response to comment 25 indicates that the warrants issued to Stanford International Bank Ltd. include registration rights. Please discuss the registration rights agreement in the footnotes and clearly outline its requirements and the related damages that may be incurred. Discuss the amount of damages incurred to date, the potential amount of damages possible under the contract, whether any cap exists to limit such damages, and the details of the investors' option to have such damages settled in shares. Disclose the amount of damages accrued in the accompanying financial statements, if any, and specify the line items where the damages have been reported.

Form 10-QSB for the period ended June 30, 2006

Note E – Related Party Transactions, page 9

13. We reviewed your response to comment 29 and reissue our prior comment in its entirety.

Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3431.

Sincerely,

Joshua S. Forgione
Assistant Chief Accountant